Testing the Waters Materials Related to Series #83JOBS

From the Rally App:

# #83JOBS

# STEVE JOBS 'MIDDLE FINGER TO IBM' JACKET

THIS INITIAL OFFERING IS COMING SOON!

## CURRENT VALUE: $75,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

OPINIONS DETAILS GALLERY LEGAL

DESCRIPTION OF SERIES 1983 STEVE JOBS JACKET

Investment Overview

•Upon completion of the Series #83JOBS Offering, Series #83JOBS will purchase a 1983 Steve Jobs Leather Jacket Worn in Picture of Jobs Giving the Middle Finger outside the IBM Building as the Underlying Asset for Series #83JOBS (The “Series 1983 Steve Jobs Jacket” or the “Underlying Asset” with respect to Series #83JOBS, as applicable), the specifications of which are set forth below.

•Apple is a technology company known for producing some of the most successful products in consumer tech history such as the Macintosh, the iPod, and the iPhone.

•Macworld was a print magazine dedicated to the Apple brand. The magazine is responsible for the creation of the Macworld Expo, which is known as “one of the few successful tech conferences ever aimed at consumers rather than industry types.”

•The Underlying Asset is a 1983 Steve Jobs Leather Jacket Worn in Picture of Jobs Giving the Middle Finger outside the IBM Building.

Asset Description

Overview & Authentication

•Apple was founded by Steve Jobs and Steve Wozniak in Los Altos, California on April 1, 1976. A third cofounder, Ronald Wayne, joined them as well to provide business guidance, sketching the first Apple logo by hand, but ultimately leaving the company before its incorporation, accepting an $800 check for his shares in the company.

•Apple’s first product was the Apple-1, a motherboard with a processor and some memory intended for hobbyists invented by Wozniak, who hand-built every kit. Customers had to build their own case and add their own keyboard and monitor.

•The Apple-1 cost $250 to build and the original sale-price was $666.66.

•Apple produced 200 Apple-1 computers.

•The second batch of Apple-1 computers have a logo with letters “NTI” under the Apple-1 logo.

•Apple’s initial market was Palo Alto’s Homebrew Computer Club, a group of enthusiasts and personal computing hobbyists.

•In October 1977, the Apple-1 was discontinued, with Apple offering discounts and trade-ins, destroying those that were returned.

•The Apple-2, designed by Wozniak in 1977, was the first personal computer to achieve significant commercial success.

•The Apple-2 would go on to sell between five and six million units over more than a decade.

•In 1980, Apple released the Apple-3, a business focused computer meant to compete with IBM and Microsoft.

•In 1984, Apple released a TV commercial called “1984” directed by Ridley Scott that aired a single time during the third quarter of Super Bowl XVIII and never again. The commercial cost Apple $1.5 million and helped make the company a household name.

•In 1985, after a failed coup on the part of Jobs, Apple’s board of directors removed Jobs from his duties and Jobs quite Apple.

•Wozniak left the company in 1985, selling most of his shares and claiming he felt the company was going in the wrong direction.

•After a series of failures and lagging financial performance, Apple purchased NeXT Computer, the company Jobs had gone on to found, and brought the founder back in-house in February 1997.

•On July 4 weekend of 1997, Jobs staged a successful boardroom coup and was installed as interim CEO.

•In 1997, another famous Apple advertising campaign was launched, “Think Different,” which featured famous artists, scientists, and musicians.

•In 2001, Apple released the iPod.

•In 2007, Apple released the iPhone.

•In August 2020, Apple became a $2 trillion company, just 24 months after reaching the $1 trillion threshold.

•In August 1981, IBM announced the company would enter the personal computer market.

•IBM was a much larger company than Apple at the time, dominating the market for “mainframe business computers.” Despite the threat facing Apple from IBM’s entrance into the market, Jobs placed an advertisement in The Wall Street Journal headlined “Welcome, IBM. Seriously.”

•In his biography on Steve Jobs, Walter Isaacson wrote that the ad “cleverly position the upcoming computer battle as a two-way contest between the spunky and rebellious Apple and the establishment Goliath IBM.”

•In 1983, while the Macintosh team visited New York for a meeting with Newsweek, Jobs posed for a picture outside of an IBM building in which he is seen giving the middle finger beneath the IBM sign. In the picture Jobs is wearing a leather jacket (the Underlying Asset).

•This picture was posted to Google+ in 2011 by Andy Hertzfield, a member of the original Macintosh team the following caption: “In memoriam for Steve Jobs as 2011 draws to a close, here’s one more rare photo that illustrates his rebellious spirit. In December 1983, a few weeks before the Mac launch, we made a quick trip to New York City to meet with Newsweek, who was considering doing a cover story on the Mac. The photo was taken spontaneously as we walked around Manhattan by Jean Pigozzi, a wild French jet setter who was hanging out with us at the time. Somehow I ended up with a copy of it.”

Notable Features

•The Underlying Asset is a 1983 Steve Jobs Leather Jacket Worn in Picture of Jobs Giving the Middle Finger outside the IBM Building.

•The Underlying Asset was personally-owned and worn by Steve Jobs and is a dark brown leather bomber jacket made by Wilkes Bashford of San Francisco.

•The Underlying Asset is in fine condition.

Notable Defects

•The Underlying Asset’s condition is as described by RR Auction.

Details

Series 1983 Steve Jobs Jacket
Memorabilia	Photographed Jacket
Photo Date	1983
Condition	Fine
Worn	Steve Jobs
Material	Leather
Color	Dark Brown

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1983 Steve Jobs Jacket going forward.

RR AUCTION®

Catalog 615, **Item 7008**
Inventory #3447062

Auction Certificate

Steve Jobs

Auction Date: August 2021

Description: Steve Jobs's personally-owned and -worn dark brown leather bomber jacket, made by Wilkes Bashford of San Francisco, famously seen in an iconic 1983 photograph of Jobs flipping the bird to an IBM sign in New York City. The zip-up jacket features a black shearling collar, white shearling lining, and two snap-down pouch pockets on the front. In fine condition, with general wear from use.

The famous image of Jobs surfaced in 2011, when it was posted online by Andy Hertzfeld, a member of the original Macintosh development team. He recalled: 'In December 1983, a few weeks before the Mac launch, we made a quick trip to New York City to meet with Newsweek, who was considering doing a cover story on the Mac. The photo was taken spontaneously as we walked around Manhattan by Jean Pigozzi, a wild French jet setter who was hanging out with us at the time.'

Provenance: From the caretakers of the Jackling House (1984 -1990), Julien's Auctions, September 23, 2016. Steve Jobs purchased Jackling House—a historic estate in Woodside, California—in 1984, and he resided there for a decade.

Remarkable Results

RR Auction • 1 Route 101A, Suite 3 • Amherst, NH 03031(800) 937-3880
Charter Member of the UACC #RDO43, Manuscript Society, NH State Lic #3029

#83JOBS | $75K

# COMPARABLE ASSET VALUE

ASSET VALUE

**+196.7%**

TRANSACTIONS

**2**

#83JOBS | *Visuals*

After IBM announced they were entering the personal computing market, Jobs placed an ad in The Wall Street Journal headlined “Welcome, IBM. Seriously.”

LAUNCH GALLERY ›